Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

06014208

BAA

01 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 07 2006
WASH., D.C.
152

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

dlw 6/7

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 1 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 1 June 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interests in shares under S198-202 of the Companies Act 1985

On 1 June 2006, the Company was notified by Credit Suisse, that as at the close of business on 26 May 2006, Credit Suisse Securities (Europe) Limited and Credit Suisse International had ceased to have a notifiable interest in the Company's ordinary shares.

1 June 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

31 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 31 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 31 March 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 25 May 2006, the Credit Suisse companies detailed below, had an interest in 34,719,117 ordinary shares of the Company, representing 3.21% of its issued share capital.

Registered Holders	**No of Shares**
Credit Suisse Securities (Europe) Limited	28,901,815
Credit Suisse International	5,817,302
Total	**34,719,117**

31 May 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

01 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 1 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA OR CANADA

Immediate Release
Tuesday 30 May 2006

BAA response to Ferrovial offer

BAA plc ("BAA") notes the announcement of a revised cash offer from the Ferrovial Consortium at 900 pence per BAA ordinary share. The Board also notes that under the terms of the offer, shareholders would not receive the final dividend of 15.25 pence per share already recommended for the financial year ended 31 March 2006.

The offer was communicated at a meeting between the chairmen of BAA and Ferrovial yesterday afternoon. At a subsequent meeting of the BAA Board, appropriate consideration was given to the offer. The unanimous decision of the Board, which has been so advised by Rothschild and UBS, was to continue to recommend to shareholders that they should reject the offer. In providing advice to the Board, Rothschild and UBS have taken into account the Board's commercial assessments.

The Board wrote to shareholders last week explaining in detail its reasons for believing that the intrinsic value of BAA is more than 940 pence per share. This figure does not reflect the value of future opportunities for BAA or the impact of the group's convertibles. But most importantly, this intrinsic valuation does not include the premium that any bidder should expect to pay to acquire control over BAA's unique portfolio of assets.

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

Marcus Agius, BAA Chairman, commented: "We have evaluated the Ferrovial Consortium's revised offer but the Board is clear that it still falls well short of the true value of the company, which we explained to shareholders in our circular last week. The Board is also clear that the revised offer does not reflect a suitable premium for control of BAA's unique assets.

"I believe that BAA has an exceptional future under Mike Clasper and his team, who are committed to delivering outstanding shareholder value. We remain determined that this company, with its unique assets, will not be sold to the Ferrovial Consortium or any other bidder on the cheap."

Shareholders who wish to reject the Ferrovial Consortium's offer need do nothing and should not sign any document which the Ferrovial Consortium or its advisers send to them.

As required by Rule 25.1 of the Takeover Code we will be circulating the views of the Board on the effects of implementation of the offer on all the Company's interests including employment and the offeror's strategic plans for BAA and their likely consequences.

- Ends -

Media enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)20 7932 6831

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

Brunswick: **Richard Jacques**
Tel: +44 (0)7974 982557

Nick Claydon
Tel: +44 (0)7974 982547

The Directors of BAA have received financial advice from Rothschild and UBS. In providing this advice, Rothschild and UBS have placed reliance on the commercial assessment of the Directors.

The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of

Rothschild or for giving advice in relation to such matters. UBS Investment Bank ("UBS") is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of UBS or for giving advice in relation to such matters.

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BAA plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BAA plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of BAA plc by BAA plc or the Offeror, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk <http://www.thetakeoverpanel.org.uk/> .

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.